Exhibit 4.4

DESCRIPTION OF SECURITIES

pursuant to section 12 of the securities exchange act of 1934

The following description is intended as a summary of our amended and restated certificate of incorporation (which we refer to as our “Certificate”) and our bylaws, and to the applicable provisions of the Delaware General Corporation Law (“DGCL”). Because the following is only a summary, it does not contain all of the information that may be important to you. For a complete description, you should refer to our Certificate and bylaws.

Our current certificate of incorporation authorizes us to issue:

●	200,000,000 shares of common stock, par value $0.00001 per share; and

●	20,000,000 shares of preferred stock, par value $0.00001 per share, of which 6,500,000 shares have been designated as Series A Preferred Stock, 300 shares have been designated as Series B Preferred Stock, and the remainder of which have not been designated.

As of March 31, 2022, there were 113,114,002 shares of common stock outstanding , no shares of Series A Preferred Stock, and 118 shares of Series B Preferred Stock outstanding.

Common Stock

Voting. The holders of our common stock are entitled to one vote for each share held of record on all matters on which the holders are entitled to vote (or consent pursuant to written consent).

Dividends. The holders of our common stock are entitled to receive, ratably, dividends only if, when and as declared by our board of directors out of funds legally available therefor and after provision is made for each class of capital stock having preference over the common stock.

Liquidation Rights. In the event of our liquidation, dissolution or winding-up, the holders of our common stock are entitled to share, ratably, in all assets remaining available for distribution after payment of all liabilities and after provision is made for each class of capital stock having preference over the common stock.

Conversion Rights. The holders of our common stock have no conversion rights.

Preemptive and Similar Rights. The holders of our common stock have no preemptive or similar rights.

Redemption/Put Rights. There are no redemption or sinking fund provisions applicable to the common stock. All of the outstanding shares of our common stock are fully-paid and non-assessable.

Preferred Stock

We are authorized to issue up to 20,000,000 shares of “blank check” preferred, which may be issued from time to time in one or more series upon authorization by our board of directors. Our board of directors, without further approval of the stockholders, is authorized to fix the dividend rights and terms, conversion rights, voting rights, redemption rights and terms, liquidation preferences, and any other rights, preferences, privileges and restrictions applicable to each series of preferred stock. Accordingly, our board of directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting, or other rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock could have the effect of restricting dividends on our common stock, diluting the voting power of our common stock, impairing the liquidation rights of our common stock, or delaying or preventing a change in control of our company, all without further action by our stockholders. Our board of directors has designated 6,500,000 of our preferred stock as Series A Preferred Stock, and 300 of our preferred stock as Series B Preferred Stock.

Series A Preferred Stock

Stated Value. $1 per share.

Voting. The holders of our Series A Preferred Stock are entitled to vote together with our common stock as a single class, on all matters on which the holders of the common stock are entitled to vote (or consent pursuant to written consent). Each share of Series A Preferred Stock has twelve votes per share as compared with one vote per share of common stock.

Dividends. There are no dividends payable on the Series A Preferred Stock.

Liquidation. In the event of any liquidation, dissolution or winding up of our company, the assets available for distribution to our stockholders will be distributed among the holders of our Series A Preferred Stock and the holders of our common stock, pro rata, on an as-converted-to-common stock basis.

Conversion Rights. Under the terms of the Series A Preferred Stock, each share of Series Preferred A Stock was to convert into twelve shares of our common stock. .

Preemptive and Similar Rights. The holders of our Series A Preferred Stock have no preemptive or similar rights.

Redemption/Put Rights. There are no redemption or sinking fund provisions applicable to our Series A Preferred Stock. All of the outstanding shares of our Series A Preferred Stock are fully-paid and non-assessable.

Series B Preferred Stock

Stated Value. $10,000 per share.

Voting. Except as otherwise required by law, the Series B Preferred Stock does not have voting rights. However, as long as any shares of Series B Preferred Stock are outstanding, the Company will not, without the affirmative vote of the holders of a majority of the then outstanding shares of the Series B Preferred Stock, (a) alter or change adversely the powers, preferences or rights given to the Series B Preferred Stock, (b) alter or amend the related certificate of designation, (c) amend its certificate of incorporation or other charter documents in any manner that adversely affects any rights of the holders of Series B Preferred Stock, (d) repay, repurchase or offer to repay, repurchase or otherwise acquire more than a de minimis number of shares of its common stock, (e) enter into any agreement with respect to any of the foregoing, or (f) pay cash dividends or distributions on any equity securities of the Company other than pursuant to the terms of the its outstanding Series B Preferred Stock.

Dividends. Holders of Series B Preferred Stock are entitled to receive dividends of 6.00% per annum based on the stated value equal to $10,000 per share.

Liquidation. In the event of any liquidation, dissolution or winding up of our company, the assets available for distribution to our stockholders will be distributed among the holders of our Series B Preferred Stock and the holders of our common stock, pro rata, on an as-converted-to-common stock basis.

Conversion Rights. Beginning the later of June 30, 2021 or the effectiveness of any registration statement registering the underlying common shares, all or any portion of the Series B Preferred Stock may be converted, at their holder’s option, into 25,000 shares of common stock, as adjusted for any stock dividends, splits, combinations or similar events.

At any time after the occurrence of a “Qualifying Event,” the Company, upon 5-day written notice, shall have the right to cause each share of Series B Preferred Stock (and all accrued in-kind dividends with respect thereto) to be converted into common stock. For purposes this automatic conversion of the Series B Preferred Stock, a “Qualifying Event” shall have occurred if (A) (1) the rolling five (5)-trading day volume-weighted average trading price of shares of the common stock exceeds $1.00, and (2) there shall be an effective registration statement under the Securities Act of 1933, as amended covering all of the shares of common stock which would be issuable upon conversion of all of the outstanding shares of Series B Preferred Stock or (B) the Company closes a firm commitment underwriting of the common stock on a Form S-1 Registration Statement with aggregate gross proceeds of at least $5,000,000 at a price per share equal to or greater than $1.00. In each instance, a conversion may not be made unless the Company has filed an amendment to its Articles of Incorporation effecting an increase in its authorized common stock so that the Company has a sufficient number of authorized and unissued shares of common stock so as to permit the conversion of all outstanding shares.

Preemptive and Similar Rights. The holders of our Series B Preferred Stock have no preemptive or similar rights.

Redemption/Put Rights. The Series B Preferred Stock may be redeemed by the Company for its stated value, plus accrued and unpaid dividends, at any time. Initially, redemption payments of 12.5% each of the total amount of Series B Preferred Stock then outstanding plus accrued dividends were due from the Company to each Holder of Series B Preferred Stock at the end of each calendar quarter of 2021. The redemption requirements for June 30, 2021, September 30, 2021 and December 31, 2021 were waived by unanimous agreement of the holders of our Series B Preferred Stock.

Transfer Agent and Registrar

Stock Transfer Corporation is our transfer agent and registrar.

Dividends

We have never paid or declared any cash dividends on our common stock, and we do not anticipate paying any cash dividends on our common stock in the foreseeable future. We intend to retain all available funds and any future earnings to fund the development and expansion of our business. Any future determination to pay dividends will be at the discretion of our board of directors and will depend upon a number of factors, including our results of operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors our board of directors deems relevant.

Anti-Takeover Effect of Delaware Law, Certain Charter and Bylaw Provisions

In addition to the certain anti-takeover provisions included in our Certificate and bylaws, we are also subject to certain “Choice of Forum” restrictions:

Our Certificate provides that the Court of Chancery of the State of Delaware be the exclusive forum for actions or proceedings brought under Delaware statutory or common law: (A) any derivative action or proceeding brought on behalf of the Company, (B) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, employee or agent of the Company to the Company or the Company’s stockholders, (C) any action asserting a claim against the Company, its directors, officers or employees or agents arising pursuant to any provision of the DGCL, the Certificate or the bylaws, or (D) any action asserting a claim against the Company, its directors, officers or employees or agents governed by the internal affairs doctrine, except as to each of (A) through (D) above, for any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or over which the Court of Chancery does not have subject matter jurisdiction.

Warrants

General. The company has issued a number of series of warrants. Each warrant is exercisable to purchase one share of common stock at a specified exercise price. The following table sets forth the exercise price and expiration date, and number outstanding of each series of warrants which are outstanding as of the date of filing:

	# of Warrants	Exercise Price (each)	Expiration Date	Method of Exercise
Issued in December 2020 with Series B preferred units (1)	5,500,000	$0.352	December 30, 2022	Cash
Issued in December 2020 with subordinated note to investor (1)	500,000	$0.352	December 30, 2022	Cash
Issued in Q1 2021 with common stock units (1)	1,600,000	$0.500	January-February, 2023	Cash
Issued in Q4 2021 with common stock units (1)	958,333	$0.600	Oct-Dec, 2023	Cash
Total warrants outstanding	8,558,333

(1) May be redeemed for $0.0001 per warrant at the Company’s option with 30 days advanced notice should the weighted average market price of common stock exceed $1.00 for any five out of seven consecutive trading days with a minimum average daily trading volume for such seven-day period of at least 25,000 shares of common stock.

Exercisability. The warrants are exercisable at any time after their original issuance and at any time up to the expiration date. The warrants will be exercisable, at the option of each holder, in whole or in part by delivering to us a duly executed exercise notice and payment in full in immediately available funds for the number of shares of Common Stock purchased upon such exercise.

Exercise Price. The exercise price per share of common stock purchasable upon exercise of the warrants for each series of warrants issued and outstanding as of the date of filing is set forth in the table above. The exercise price is subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting our Common Stock and also upon any distributions of assets, including cash, stock or other property to our stockholders.

Transferability. Subject to applicable laws, the warrants may be offered for sale, sold, transferred or assigned without our consent.

Redemption. Each series of warrants become redeemable at our option, in whole or in part, at a redemption price equal to $0.0001per warrant upon 30 days’ prior notice (which may be made via publication of a press release), at any time after the date that the reported volume weighted average price for any five (5) out of seven (7) consecutive trading days immediately prior to such date, exceeds $1.00 with a minimum average daily trading volume for such seven (7) day period of at least 25,000 shares of Common Stock as reported by the principal market for such period (with such price and volume criteria being appropriately adjusted for any share dividend, share split or other similar transaction that may occur on or after the issuance date for such series of warrants). If we call the warrants for redemption, the holders of the warrants will then have to decide whether to sell warrants, exercise them before the close of business on the business day preceding the specified redemption date or hold them for redemption.

Adjustments in Certain Events. We will make adjustments to the terms of the warrants if certain events occur as described below. If prior to the exercise of any warrants, we effect one or more stock splits, stock dividends or other increases or reductions of the number of shares of our common stock outstanding without receiving compensation therefor in money, services or property, the number of shares of common stock subject to the warrants shall (i) if a net increase shall have been effected in the number of outstanding shares of common stock, be proportionately increased, and the exercise price payable per share of common stock subject to the warrant shall be proportionately reduced, and, (ii) if a net reduction shall have been effected in the number of outstanding shares of the common stock, be proportionately reduced and the exercise price payable per share of common stock subject to the warrant shall be proportionately increased.

In the event of a capital reorganization or reclassification of our common stock, the warrants will be adjusted so that thereafter each warrant holder will be entitled to receive upon exercise the same number and kind of securities that such holder would have received if the warrant had been exercised before the capital reorganization or reclassification of our common stock.

If we merge or consolidate with another corporation, or if we sell our assets as an entirety or substantially as an entirety to another corporation, we will make provisions so that warrantholders will be entitled to receive upon exercise of a warrant the kind and number of securities, cash or other property that would have been received as a result of the transaction by a person who was our stockholder immediately before the transaction and who owned the same number of shares of common stock for which the warrant was exercisable immediately before the transaction. No adjustment to the warrants will be made, however, if a merger or consolidation does not result in any reclassification or change in our outstanding common stock.

Rights as a Stockholder. Except as otherwise provided in the warrants or by virtue of such holder’s ownership of shares of our common stock, the holder of a warrant does not have the rights or privileges of a holder of our common stock, including any voting rights, until the holder exercises the warrant.

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